UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Timber Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3 Mountainview Road, Suite 100
Address of Principal Executive Office (Street and Number)

Warren, NJ 07059
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Timber Pharmaceuticals, Inc. (the “Company”) is unable to file, the Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period, without unreasonable effort or expense. The Company has cash on hand of approximately $1.954 million at September 30, 2023 and, as previously disclosed, based on recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern.

As previously disclosed, on August 20, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LEO US Holding, Inc., a Delaware corporation (“Parent”), LEO Spiny Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Merger Sub”) and LEO Pharma A/S, a Danish Aktieselskab , providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.  Pursuant to a Bridge Loan Agreement dated August 30, 2023, as amended on October 27, 2023, Parent has loaned the Company $6.5 million to date.

The Company scheduled a special meeting of stockholders for October 16, 2023 (the “Special Meeting”) to approve the Merger Agreement, with the closing of the Merger to be completed as promptly as practicable after obtaining such approval. On October 16, 2023, the Company convened and adjourned the Special Meeting to October 30, 2023 as there were insufficient votes for approval of the Merger.  On October 30, 2023, the Company reconvened and adjourned the Special Meeting to November 17, 2023 because the vote for approval of the Merger was still short of the majority of the Company’s outstanding shares of common stock required for approval.  Either party will have the right to terminate the Merger Agreement if shareholder approval is not obtained at the November 17 Special Meeting.

Due to the considerable time and resources the Company’s management is devoting to the Special Meeting and alternatives available to the Company dependent on whether or not shareholder approval is obtained, the Company does not have the funds or personnel necessary to prepare and file the Form 10-Q on or before the November 14, 2023 due date which has also resulted in the Company's auditors being unable to complete their review.

The Company cannot at this time estimate when it will be able to file its Form 10-Q for the quarter ended September 30, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph Lucchese	(908)	636-7163
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ NO ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☐ NO ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Timber Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2023	By:	/s/ John Koconis
		Name:	John Koconis
		Title:	Chief Executive Officer and Chairman of the Board of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).